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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549





                                   FORM U-9C-3

                                QUARTERLY REPORT


                      FOR THE QUARTER ENDED MARCH 31, 1999



   Filed Pursuant to Rule 58 of the Public Utility Holding Company Act of 1935





                              COLUMBIA ENERGY GROUP
                            13880 Dulles Corner Lane
                             Herndon, VA 20171-4600



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                                    CONTENTS

                                                                               Page
ITEM 1 - Organization Chart                                                      2


ITEM 2 - Issuances and Renewals of Securities and Capital Contributions          3


ITEM 3 - Associated Transactions                                                 4


ITEM 4 - Summary of Aggregate Investment                                         4


ITEM 5 - Other Investments                                                       5


ITEM 6 - Financial Statements and Exhibits                                       5


SIGNATURE                                                                        5

ITEM 1 - ORGANIZATION CHART

    Name            Energy or                                                     Percentage
of Reporting       gas-related            Date of              State of            of Voting            Nature of
  Company            Company           Organization          Organization       Securities Held         Business
-----------         ---------          ------------          ------------       ---------------        ----------
Columbia            Deep Water         January 7, 1998          Delaware               100%            (Non-FERC
Deep Water                                                                                             jurisdictional)
Services                                                                                               gas pipeline
Company                                                                                                development
(Deep Water)

Columbia            CER                October 1, 1998          Delaware               100%            Resource
Energy                                                                                                 Development
Resources, Inc.
(CER)

Columbia            CELC               November 6, 1998         Delaware               100%            Electric
Electric Liberty                                                                                       Generation
Corp. (CELC)*

Columbia            CELHC              November 6, 1998         Delaware               100%            Electric
Electric Limited                                                                                       Generation
Holdings Corp.
(CELHC)**

Columbia            CERC               October 28, 1998         Delaware               100%            Retail
Energy                                                                                                 Energy
Retail Corp.                                                                                           Marketing
(CERC)

Columbia            CPC                October 30, 1998         Delaware               100%            Holding
Pipeline                                                                                               Company
Corp. (CPC)                                                                                            for (non-FERC
                                                                                                       jurisdictional)
                                                                                                       gas pipeline
                                                                                                       companies

*  Formerly TriStar Ventures Corporation 10 (TVC-10)
** Formerly TriStar Ventures Corporation 9 (TVC-9)


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


On January 7, 1998, Columbia Capital Corporation, formerly known as Tristar Capital Corporation, created a new subsidiary, Deep Water, for the purpose of developing or acquiring gas pipeline projects and pipeline capacity and associated products and services not subject to jurisdiction by the Federal Energy Regulatory Commission. The new corporation is authorized to issue 10,000 shares of stock, each having a par value of $1. On January 21, 1998, the Board of Directors of Deep Water authorized to issue and sell for cash to Columbia Capital Corporation up to 500 shares of common stock, $1 par value per share, at a price of $10,000 per share, of which the consideration received in excess of par value will be designated as paid-in excess. Effective November 1,1998, Deep Water became a direct subsidiary of Columbia Pipeline Corporation by way of a sale for book value by Columbia Capital Corporation to Columbia Pipeline Corporation.

On August 19, 1998, TVC-10 issued and sold for cash to CE, 3 shares of common stock, $1 par value, for $10,000 per share. Consideration received in excess of par value was designated as paid-in excess. On August 19, 1998, TVC-9 issued and sold for cash to CE, 100 shares of common stock, $1 par value, for $10,000 per share. Consideration received in excess of par value was designated as paid-in excess.

On November 6, 1998, TVC-10 was renamed CELC. CELC was formed for the purpose of participating in the Liberty Electric Power LLC Project, a Delaware Limited Liability Corporation. Liberty Electric Power LLC was organized on July 10, 1998 in connection with the development, ownership, financing, construction and operating of a power generation project to be located in Eddystone, Pennsylvania. On November 6, 1998, TVC-9 was renamed CELHC. CELHC was formed in order to acquire and maintain limited partnership holdings in various projects. On January 13, 1999, CERC issued and sold for cash to Columbia Energy Services Corporation (CES), 2000 shares of common stock, $10 par value, for $10,000 per share.

On March 4, 1999, the U. S. Securities and Exchange Commission issued an Order (March 4, 1999 Order) in File No. 70-9365 (Holding Co. Release No. 35-26985) authorizing Columbia Energy Group to acquire indirectly, through CE, a 50% interest in Project Gregory and to issue guarantees in an aggregate amount not to exceed $200 million. Investments in Project Gregory, which had previously been reported on Form u-9C-3, will no longer be reported on this Form in reliance on the March 4, 1999 Order.


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On March 5, 1999, CELHC issued and sold for cash to CE, 882 shares of common stock, $1 par value, for $10,000 per share.

ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

SECURITIES:
(dollars)

Company       Type of       Principal   Person to                 Collateral to        Consideration
 Issuing     Security       Amount of    Issue or     Cost of     Whom Security          Given with     Received for
Security      Issued        Security     Renewal      Capital       was Issued            Security     Each Security
--------      ------        --------     -------      -------       ----------            --------     -------------
Confidential treatment requested.

CAPITAL CONTRIBUTIONS:
(dollars in thousands)

  Company                          Company                                 Amount
Contributing                      Receiving                                  of
  Capital                          Capital                          Capital Contribution
  -------                          -------                          --------------------
Confidential treatment requested.

ITEM 3 - ASSOCIATED TRANSACTIONS

Part I -- Transactions performed by reporting companies on behalf of associate companies (dollars in thousands)

 Reporting              Associate
  Company                Company           Types of          Direct         Indirect                          Total
 Rendering              Receiving          Services          Costs           Costs             Cost           Amount
  Services               Services          Rendered         Charged         Charged         of Capital        Billed
  --------               --------          --------         -------         -------         ----------        ------
Confidential treatment requested.


Part II -- Transactions performed by associate companies on behalf of reporting companies
(dollars)

 Reporting              Associate
  Company                Company           Types of          Direct         Indirect                          Total
 Rendering              Receiving          Services          Costs           Costs             Cost           Amount
  Services               Services          Rendered         Charged         Charged         of Capital        Billed
  --------               --------          --------         -------         -------         ----------        ------
Confidential treatment requested.




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


ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies:
(dollars in thousands)
   Total consolidated capitalization as of March 31, 1999                              $4,102,400          Line 1

   Total capitalization multiplied by 15%
   (line 1 multiplied by 0.15)                                                         $  615,360          Line 2

   Greater of $50 million or line 2                                                    $  615,360          Line 3

   Total current aggregate investment:
   (categorized by major line of energy-related business)
      Energy-related business                                                               *
                                                                                       ----------
   Total current aggregate investment                                                       *              Line 4
                                                                                       ----------

   Difference between the greater of $50 million or 15% of capitalization and the total aggregate investment of the registered holding company system
   (line 3 less line 4)                                                                     *              Line 5


Investments in gas-related companies                                                        *

* Confidential treatment requested.


ITEM 5 - OTHER INVESTMENTS

     Major Line                      Other                      Other
  of Energy-Related            Investment in last         Investment in this          Reason for difference in
      Business                    U-9C-3 Report              U-9C-3 Report                 Other Investment
      --------                    -------------              -------------                 ----------------
Confidential treatment requested.





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ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

List all financial statements and exhibits filed as a part of this report.

Financial Statements:


             Confidential treatment requested.


Exhibits:

    1. Copies of contracts required to be provided by Item 3 shall be filed as exhibits.

         NOT APPLICABLE


    2. Certificate stating that a copy of the reports for the previous quarter has been filed with interested state commissions shall be filed as an exhibit. The certificate shall provide the names and addresses of the state commissions.

         NOT APPLICABLE.



                                    SIGNATURE


             Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                             Columbia Energy Group
                                 -----------------------------------------------
                                                (Registrant)




Date: June 1, 1999            By:  /s/ M. W. O'Donnell
                                 -----------------------------------------------
                                   M. W. O'Donnell
                                 Senior Vice President & Chief Financial Officer



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